SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Dade Behring Holdings, Inc.
(Name of Subject Company)

Dade Behring Holdings, Inc.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

23342J 20 6
(CUSIP Number of Class of Securities)

Lance C. Balk
Senior Vice President and General Counsel
Dade Behring Holdings, Inc.
1717 Deerfield Road
Deerfield, Illinois  60015
(847) 267-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Thomas W. Christopher, Esq.
Andrew Nagel, Esq.
William Sorabella, Esq.
Kirkland & Ellis LLP
Citigroup Center, 153 East 53rd Street
New York, New York 10022
(212) 446-4800

☒         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto is a letter that includes information in a question and answer format that was sent from Jim Reid-Anderson, the Chief Executive Officer of Dade Behring Holdings, Inc. (“Dade Behring”), in an email to Dade Behring’s employees on July 25, 2007, announcing that Siemens and Dade Behring have signed a definitive agreement pursuant to which Siemens will acquire Dade Behring.

DADE BEHRING EMPLOYEE LETTER

July 25, 2007

To all the people of Dade Behring,

As you will read in the attached press release that was issued this morning, our board of directors has approved an agreement with Siemens, a very successful multi-national customer-oriented corporation, regarding the purchase of Dade Behring.  Although as a public company we could not share preliminary information with you, I wanted to provide you with the key information about the agreement as quickly as possible.

Pending completion of Siemens’ tender offer, obtaining regulatory approval and the satisfaction of other conditions, Dade Behring will be acquired by Siemens and become the world’s largest provider of clinical diagnostic products.  With combined revenue of nearly $4 billion (€3 billion), the newly created clinical diagnostics business will be able to offer a full-range of gold-standard product and service offerings.

With their imaging and information technology solutions, Siemens has become the first and only full-service diagnostics company in the world. Siemens is uniquely positioned to provide medical professionals the vital information they need to deliver better, more personalized health care to patients around the world.

The management teams of both organizations believe this transaction creates an outstanding opportunity for our shareholders, our customers and our companies. We expect the transaction to close within the next 3 to 6 months, although the timing could be shorter or longer.

Over the coming days, weeks and months, there are many steps to be taken and decisions to be made, and I understand that you will have many questions. Although we will not immediately have all of the information needed to answer all of your questions, I want to assure you that we will be as transparent as possible and make every effort to provide you with the information you need. I expect to continue to maintain an open and frequent communications environment with you, our customers and our partners.

To help keep you informed throughout the process and help you be able to respond to questions from customers, we have established a specific area on our oneDB home page that will act as a source of information for the most current news about the transaction. In addition, you will find an initial Q&A document attached.  At this time, other questions should be directed to either your manager or local human resource representative.

We have also established a special e-mail box named AskDB@dadebehring.com so we can quickly capture and respond to your questions. I urge you to use these resources to share your questions, concerns and input.

I would like to remind you that completion of the transaction will take time. While we will be able to perform some initial planning and look forward to working together in the future, we remain independent of Siemens and must continue to execute our own business plan. You should not be sharing any pricing, contract, financial or organization information with any Siemens employee at any time without approval from your Executive Leadership Team (ELT) member.

As I have shared with you many times before, our business strategy has served Dade Behring and our customers very, very well.  We will continue to pursue that same customer excellence strategy as part of Siemens, and remain true to our brand and our core values, which will not change.

The people of this company have created a culture of achievement and adaptability that has made Dade Behring an extraordinary company.  I know I can count on you to continue performing with the same level of commitment and energy, staying focused on our business, and most importantly on our customers, as we move together toward this next stage in the life of Dade Behring.

Regards,

The tender offer for the outstanding common stock of Dade Behring referred to in this communication has not yet commenced.  At the time the offer is commenced, Siemens will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter Dade Behring will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer.  The tender offer statement and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer.  These materials will be sent free of charge to all stockholders of Dade Behring when available.  In addition, all of these materials will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov or from Dade Behring.

FAQ – Dade Behring Employees

Siemens

A1. Can you tell me more about Siemens?

Siemens, a large, multi-national company headquartered in Munich, Germany, has leading positions in a number of diverse fields, including medical equipment, information and communications, power, transportation, electronics, and lighting.  Its Medical Solutions business is one of the largest suppliers of healthcare products in the world and is renowned for its innovative products and services, including in vitro diagnostics, medical imaging systems, electromedical systems, hearing aids, oncology care systems and healthcare information technology systems. In the last year, Siemens entered the in vitro diagnostics industry through its acquisitions of Diagnostics Products Corporation (Q4, 2006) and the diagnostics business of Bayer AG (Q1, 2007).  Siemens is the first and currently the only full-service diagnostics company in the world.

Globally, the company has approximately 472,000 employees and conducts business in nearly 190 countries. With a 160 year history and annual revenue of approximately $108 billion (€87 billion), Siemens financial strength and breadth of resources will bring added value to Dade Behring’s own areas of expertise and will create the largest provider of clinical diagnostic products and services in the world, with annual revenue of nearly $4 billion (€3 billion).

A 2.  Why did we decide this was the best route to take for the corporation?  I thought we were doing very well as an independent public company.

We have, indeed, done very well as an independent public company and that success is a result of the outstanding people of Dade Behring and our execution of a consistent and intelligent business strategy.  I want to assure you that our customer-focused business strategy will not change.

There are a number of reasons for our decision and many benefits related to the combination with Siemens.  Let me mention two that are particularly important.  First, our board has a fiduciary duty to ensure that we provide the greatest possible value to shareholders, while protecting and nurturing our business.  Although our company has never been for sale, when Siemens approached us, it was important that their proposal be carefully examined.  Once the appropriate discussions had taken place, it was clear that this agreement was in the best interests of all parties involved.

Second, as we grow and develop as a company, we should always seek ways to serve our customers even better and expand our capabilities.  With Siemens’ extensive capabilities and areas of expertise, we have the ability to broaden our customer offerings, add significant momentum to our company’s growth and bring new opportunities for our employees.

A3.  What is the culture of Siemens like?

While the size and breadth of Siemens’ organization will be a change for nearly all of us, the company’s values and business objectives are very similar to Dade Behring’s, in that they focus on achieving Long-term Sustainable Growth, Operational Excellence, Customer Focus and Corporate Responsibility. Ethical behavior, trust and a bias for action are also a critical component of their high-performing culture.

A4.  How should we think about the recent negative press about some business ethics issues at Siemens?

Although you may have recently read some negative stories about the business ethics of some individuals at Siemens and the recent turnover of senior leadership, you should know that Siemens has strong values that are very similar to ours. The actions of a few individuals at Siemens are not representative of the culture at Siemens, and Peter Loescher, the newly named CEO of Siemens as of July 2, 2007 has publicly stated that he has zero-tolerance for unethical behavior. I think you will find the people of Siemens share our high values and standards.

NEXT STEPS

B1.  How long will it take to close the transaction and what are the next steps?

We anticipate it will take approximately 3 to 6 months before we close, although the timing could be shorter or longer.  We will let you know once we have a more definitive date.

There are several legal steps that need to be executed by both Siemens and Dade Behring before the transaction is final.  Several Securities and Exchange Commission (SEC) filings will occur, at least a majority of the shares must be tendered in the tender offer, and certain conditions in the final agreement must be satisfied.  Among those conditions, the transaction must receive regulatory approval from an anti-trust perspective under the Hart-Scott-Rodino Act, and approval from the European Commission (EC) in Europe.  There may be other filings required too.  The time needed to close the transaction is dependent on the success of the tender offer and the timing of the completion of the regulatory approval process.

INTEGRATION PROCESS

C1.   Will Dade Behring remain largely intact, or will it be streamlined by eliminating jobs or locations?

The management team at Siemens understands that our business is managed very efficiently and that our people are critical to the success of our company.  It is premature to know exactly what will happen since the transaction was just announced. First, the transaction needs to close and following the close, we will work with Siemens and take time to fully plan and thoughtfully execute any changes.

It is likely in the integration of the two businesses that there will be some overlap, and some positions and individuals will be impacted.  At this time, we do not know who will be impacted or when, but we will provide you with this information as soon as possible.

Over the next few months, we will be working together with our colleagues at Siemens and will have more information to clarify individual situations and provide more complete answers to your questions.  Our goal is to provide information to you as soon as decisions are made.

C2.  How long will it take for us to receive answers regarding the impact of this change on specific jobs or locations?

It will take time before we have answers to all of your questions. You should remember that companies that prosper and become leaders in their industry are always evolving and improving their capabilities, so change is likely to continue into the future, just as it has occurred at Dade Behring over the last several years.  We are a very different company today than we were ten years ago.  We urge you to view this change as an opportunity to develop both personally and professionally.

DADE BEHRING

D1.  Are we losing our strategic positioning by no longer being “the largest company in the world solely dedicated to clinical diagnostics?”

As you may remember, our strategic vision has always been to become the leading global diagnostics company. This transaction allows us to achieve our vision.  Positioning a company is an ongoing process throughout the life of any corporation, and the positioning and branding must always be responsive to changes in the marketplace or in the company.

The position we have held over the past several years of being “the largest company in the world solely dedicated to clinical diagnostics” has been a powerful one for us, particularly when coupled with the concept of “knowing our customers better than anyone else in the industry.” That intimate knowledge of our customers will still be part of our future positioning; it is a true and accurate reflection of what we as an organization do best.

D2.  What will happen to the Dade Behring corporate brand and the company culture we have built over the past few years?

The management team at Siemens has been impressed by the cohesiveness of this company’s culture and the positive impact that culture has had on our business.  Our intent will be to continue to support and leverage our business strategy and to nurture and protect our company culture.  It will be up to each of us to help ensure that we continue to live our brand values and maintain and strengthen them as a company asset and a competitive advantage.

D3.  What will happen to the Dade Behring name?

Dade Behring, as an independent corporation, will cease to exist once the transaction closes.  We will evaluate other potential ways to retain the high-quality brand recognition of the Dade Behring name.

D4.  What will happen to Dade Behring facilities?

We will proceed forward with the previously announced closure of the Dade Behring Cupertino, California facility, as planned.  For other sites, we will perform an assessment over time and communicate any decisions that are made.

EMPLOYEE BENEFITS

E1.  Will our benefits change?

There are no immediate changes to your benefit plans.  Siemens has agreed that benefits, in aggregate, will remain substantially equivalent to current offerings throughout all of 2008.  After the closing, we will work closely with Siemens to integrate benefits programs. We will share more information about any changes once that information is available.

E2.  Will my Dade Behring service be carried over to Siemens?

Yes, when you transfer employment to Siemens, your service with Dade Behring will be credited for employee benefit plan purposes, and for vacation and similar benefits.

E3.  If my medical plan changes to a Siemens plan and I already have a medical condition, will I be excluded from their plan for a pre-existing condition?

No.  If you transfer between plans, any pre-existing conditions restrictions would be waived.

E4.  If my job is eliminated because of the merger will I receive severance?

Yes, if your job is eliminated, you will receive severance benefits.

E5. I own Dade Behring stock.  What should I do?

All shareholders will be mailed instructions as to how to tender any Dade Behring shares. You should follow the directions in these mailings, or contact your broker for further directions.

E6. What will happen to our Employee Stock Purchase Plan?

Because Dade Behring stock will no longer be traded after the closing, the ESPP cannot continue after that date.  The current offering period will be the final one and employees will be eligible to purchase shares at the rate in effect at the beginning of the offering period ($53.83) discounted by 15% ($45.7555 per share).  If the closing should occur prior to end of the offering period and the November 28th purchase date, there will be a shortened offering period and participants will still be eligible to purchase shares at a favorable rate with the amount contributed during the shortened offering period.  After the closing, participants will be paid for their shares at the purchase rate.  You will be provided with more details later.

ORGANIZATIONAL STRUCTURE OF COMBINED BUSINESS

F1.  What will the organizational structure look like?  Will Dade Behring’s management team stay intact?

The leadership team and organizational structure of the combined organization will be decided in the near-term future. Our goal is to have these decisions made as soon as possible, and quickly communicate those decisions to you.

PRODUCTS

G1.  What will happen to the product lines where there is overlap and when will those decisions be made?

We are fortunate to have a highly complementary product portfolio that will create a broad product and service offering for our customers.  There is some product overlap, but no decisions have been made and no decisions will be made until after the transaction closes.  Each company should continue to sell their respective products to customers.  Remember that although we look forward to working together, today it is business as usual. We remain independent entities until the transaction is closed.

G2. Will this transaction affect our plans for Dimension Vista?

Dade Behring has a broad portfolio of gold-standard products, including Dimension Vista, and that, along with our people, is why Siemens was interested in acquiring the company.  There are no intentions to alter our commercialization or development strategy for Dimension Vista.  It will be a great growth driver for the company for many years to come.

COMMUNICATION PROCESS

H1. Where can I find more information?  How will I keep updated on all of this information so I can communicate to my team and our customers?

As an organization, we are committed to being proactive in our communication process so that you learn of decisions shortly after they are made.  Updates and information will be provided through several key sources:

1) Updates from Jim and other ELT members

2) Staff meetings and conference calls

3) OneDB information site

If you are looking for an answer to a question that your manager doesn’t have, we encourage you to send an email to AskDB@dadebehring.com.  We will respond to your questions and accumulate these to share with others, as appropriate, by updating the questions on the intranet and sending out updates via e-mail.  Remember that your manager and human resource representative should be your primary source of information.

H2.  What information can I share with my family, neighbors or other people outside of the company?

You can share the same information we have shared with you, however as with normal practice, you should never share company confidential information outside of the company, whether it is related to this transaction or otherwise.  The transaction is not final until it is closed, and there is always some risk that the transaction will not close.  We do have a high degree of confidence that this transaction will close as we’ve outlined.

There is some possibility that rumors will begin to surface.  It is important that you not participate in spreading rumors or speculate on what decisions might be made in the future.  Rumors can damage both yours’ and the company’s credibility and reputation—a reputation of trust that is the very foundation of our corporate brand.

H3.  How will our customers and partners know what is happening?

There will be multiple forms of communication, and we are sharing as much information as possible with you today so that you can help communicate to our customers and partners.  A letter will be provided to Dade Behring customers from Jim Reid-Anderson, however it might take several days for it to arrive. Your manager will help you decide which customers or partners you should reach out to directly.

At this time, it is most important to convey to customers that their support structure will not change in the short term, and that we will notify them if something is going to change in the future.  It is also appropriate to share the breadth of capabilities the two integrated companies will be able to bring to them in the future, and remind them that Siemens and Dade Behring cannot work together as one company until the transaction closes.

H4. What should I do if the media or trade journals contact me?

No one is authorized today or in the future to contact or respond to any media, trade press or investor inquiry.  You should tell any journalist or reporter that they should contact Nancy Krejsa, Vice President, Corporate Communications in Deerfield, IL (1.847.267.5483).  It is extremely important for you to follow this policy.

CUSTOMER IMPACT

J1.  How are customers impacted by this transaction? Does it affect their contracts with either company?  Can I begin working with Siemens sales representative?

Initially, customers will not be impacted by this transaction—it will be business as usual. Since we need to continue to operate as two separate companies until the transaction closes, you cannot share pricing, standard costs, contract terms with Siemens.

The tender offer for the outstanding common stock of Dade Behring referred to in this communication has not yet commenced.  At the time the offer is commenced, Siemens will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter Dade Behring will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer.  The tender offer statement and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer.  These materials will be sent free of charge to all stockholders of Dade Behring when available.  In addition, all of these materials will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov or from Dade Behring.